UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)*

                     KAUFMAN AND BROAD HOME CORPORATION
                                    (Name of Issuer)

                             COMMON STOCK, $1.00 Par Value
                             (Title of Class of Securities)

                                    486168 10 7
                                   (CUSIP Number)

                                  SUSAN L. HARRIS
                       SENIOR VICE PRESIDENT & GENERAL COUNSEL
                                  SUNAMERICA INC.
                  1 SUNAMERICA CENTER, LOS ANGELES, CA 90067
                                    (310)772-6000 772-6000
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 25, 1996
              (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent orless of such class.)
 (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D

CUSIP No. 486168 10 7                                       Page 2 of 5 Pages



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Eli Broad (SSN: ###-##-####)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF
         A GROUP*                                          (a) / /
                                                           (b) / /
         Not Applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)   / /
         Not Applicable

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
         U.S.A.

                         7.       SOLE VOTING POWER
NUMBERS OF                        923,435

  SHARES                 8.       SHARED VOTING POWER
                                  -0-
BENEFICIALLY

 OWNED BY                9.       SOLE DISPOSITIVE POWER
                                  923,435
   EACH
                         10.      SHARED DISPOSITIVE POWER
 REPORTING                        -0-

  PERSON

   WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,452 (includes 660,017 shares held by a trust formed by the Reporting Person as to which he has no voting or dispositive power).

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                          / /
         Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.89%

14.      TYPE OF REPORTING PERSON*
         IN

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                                 THE SIGNATURE ATTESTATION.



                                                              Page 3 of 5 Pages
                                        SCHEDULE 13D
                                       AMENDMENT NO. 5

                             KAUFMAN AND BROAD HOME CORPORATION


                 This Amendment is filed on behalf of Eli Broad (the "Reporting Person").

                 The undersigned hereby amends and restates the amended Schedule 13D filed on March 3, 1995, relating to the Common Stock ($1.00 par value) of Kaufman and Broad Home Corporation ("Issuer") in its entirety. The Issuer's principal executive offices are located at 10990 Wilshire Boulevard, Los Angeles, California 90024. Unless otherwise indicated in this Amendment, all terms referred to herein shall have the same meanings as used or defined in the
Schedule 13D.

ITEM 2 -         IDENTITY AND BACKGROUND.

                 (a)  Name:  Eli Broad

                 (b)  Business Address:   1 SunAmerica Center
                                          Los Angeles, California 90067

                 (c)     Present Principal Occupation or Employment:
                         Chairman of the Board and Chief Executive Officer of SunAmerica Inc.

                 (d)     None

                 (e)     None

                 (f)     U.S.A.

ITEM 3 -         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 7, 1989, SunAmerica Inc. (previously known as "Broad Inc.," and prior to that, as "Kaufman and Broad, Inc.") distributed to holders of its common and Class B stock substantially all of the shares of its majority owned subsidiary, the Issuer (the "Distribution"). On March 7, 1989 the Reporting Person held 446,912 shares of SunAmerica Inc. common stock and 5,706,003 shares of SunAmerica Inc. Class B stock. Pursuant to the Distribution, the Reporting Person received 4,512,254 shares of the Issuer's common stock.

         Additionally, 243,055 shares of common stock of the Issuer were issued to the Reporting Person upon the exchange of Kaufman and Broad, Inc. 7-1/2% Exchangeable Debentures which were acquired at par.


ITEM 4 -         PURPOSE OF TRANSACTION.

                The Reporting Person owns directly and indirectly 73% of the shares of a corporation (Stanford Ranch, Inc.) which has owned 1,419,038 shares of the Issuer. On January 25, 1996, all such shares were sold by Stanford Ranch, Inc., in a block trade to Goldman Sachs & Co., at $14.125 per share resulting in a net price of $14 per share after commissions and fees. The sale was made in order to satisfy the requirements of a share exchange agreement between Stanford Ranch, Inc. and SunAmerica Inc. dated January 12, 1996.

                 In addition, the reporting person gave 765,000 shares of common stock of the Issuer as a gift to the Eli Broad Family Foundation in July of 1995. As part of the block trade described above, the Eli Broad Family Foundation sold 20,962 of these shares at $14.125 per share, resulting in a net price of $14 per share after commissions and fees, to provide for operating capital.




                                                           Page 4 of 5 pages



ITEM 5 -         INTEREST AND SECURITIES OF THE ISSUER.

                 (a) The Reporting Person beneficially owns 1,583,452 shares of common stock which represents 4.89% of the outstanding shares (based upon 32,352,736 shares of common stock outstanding as of January 25, 1996). Because the Reporting Person currently owns less than 5% of the outstanding shares, his reporting obligation is terminated.

                 (b) Of these 1,583,452 shares of common stock beneficially owned, 660,017 shares of common stock are held by a trust formed by the Reporting Person of which he is a beneficiary but has no voting or dispositive powers.

                 (c) The Reporting Person owns directly and indirectly 73% of the shares of a corporation (Stanford Ranch, Inc.) which has owned 1,419,038 shares of the Issuer. On January 25, 1996, all such shares were sold by Stanford Ranch, Inc., in a block trade to Goldman Sachs & Co., at $14.125 per share resulting in a net price of $14 per share after commissions and fees.
The sale was made in order to satisfy the requirements of a share exchange agreement between Stanford Ranch, Inc. and SunAmerica Inc. dated
January 12, 1996.

                 In addition, the reporting person gave 765,000 shares of common stock of the Issuer as a gift to the Eli Broad Family Foundation in July of 1995. As part of the block trade described above, the Eli Broad Family Foundation sold 20,962 of these shares at $14.125 per share, resulting in a net price of $14 per share after commissions and fees, to provide for operating capital.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                         None.

ITEM 7 -         MATERIAL TO BE FILED AS EXHIBITS.

                         None.

































                                                           Page 5 of 5 pages


                                          SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                             /s/ ELI BROAD
                                                             _________________
                                                             Eli Broad

Date:  January 26, 1995